UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Announcement of LM Ericsson Telephone Company, June 18, 2026 regarding “Ericsson appoints David Hammarwall Head of Business Area Networks”.

PRESS RELEASE June 18, 2026

Ericsson appoints David Hammarwall Head of Business Area Networks

•	Effective as of October 1, 2026

•	Becomes member of Ericsson’s Executive Team, reporting to the CEO

Ericsson (NASDAQ: ERIC) today announces the appointment of David Hammarwall as its new Head of Business Area Networks and Senior Vice President. Hammarwall who is currently Ericsson’s Head of Customer Unit T-Mobile in Market Area Americas, will succeed Per Narvinger who has been appointed President and CEO of Ericsson. Hammarwall will take up his new position as Head of Business Area Networks on October 1, 2026, and be based in Stockholm, Sweden.

David Hammarwall has been with Ericsson since 2007 and holds a PhD in telecommunications from KTH Royal Institute of Technology in Stockholm. His previous work experience includes roles as Head of Product Area Networks, Head of Product Line Radio and Head of Product Line 5G RAN. He has held the position as Head of Customer Unit T-Mobile since 2023.

Börje Ekholm, President and CEO of Ericsson, says: “David has extensive technological expertise as well as commercial knowledge of the telecoms and ICT industry. He is an appreciated and respected leader in our industry and I’m very pleased that he will return to Business Area Networks to ensure success for our customers with 5G, AI and the journey towards 6G.”

Per Narvinger, currently Head of of Business Area Networks who will take up the position as President and CEO of Ericsson on October 1, 2026, comments: “David has been a key leader when it comes to driving Ericsson’s technology leadership. I’m very pleased that he with fresh market experience will return to Sweden and Networks and I am looking forward to having him on the Executive Team.”

David Hammarwall says: “I’m honored and excited to be offered this opportunity. Business Area Networks is home to me and this is a very interesting time where Ericsson is truly setting a new standard for network intelligence with AI in RAN by bringing powerful AI capabilities to service providers. I’m very much looking forward to working with all the talented Network employees and to meet customers and partners to create outstanding value.”

NOTES TO EDITORS:

FOLLOW US:

Subscribe to Ericsson press releases

Subscribe to Ericsson blog posts

1 (2)

PRESS RELEASE June 18, 2026

https://x.com/ericsson

https://www.facebook.com/ericsson

https://www.linkedin.com/company/ericsson

MORE INFORMATION AT:

Ericsson Newsroom

media.relations@ericsson.com (+46 10 719 69 92)

investor.relations@ericsson.com (+46 10 719 00 00)

ABOUT ERICSSON:

Ericsson’s high-performing, programmable networks provide connectivity for billions of people every day. For 150 years, we’ve been pioneers in creating technology for communication. We offer mobile communication and connectivity solutions for service providers and enterprises. Together with our customers and partners, we make the digital world of tomorrow a reality. www.ericsson.com

2 (2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ LARS SANDSTRÖM
Lars Sandström
Senior Vice President, Chief Financial Officer

Date: June 18, 2026